Exhibit 99.1

 Corporate Presentation  March 2017

 Safe Harborstatement  Forward-Looking StatementsThis presentation contains certain statements that may be deemed to be “forward looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended.Forward looking statements appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned product development and clinical trials; the timing of, and our ability to make, regulatory filings and obtain and maintain regulatory approvals for our product candidates; our intellectual property position; the degree of clinical utility of our products, particularly in specific patient populations; our ability to develop commercial functions; expectations regarding product launch and revenue; our results of operations, cash needs, and spending of the proceeds from this offering; financial condition, liquidity, prospects, growth and strategies; the industry in which we operate; and the trends that may affect the industry or us. As a result, actual results may differ materially from any financial outlooks stated herein.   We may, in some cases, use terms such as “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “targets,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, may differ materially from the forward-looking statements contained in this presentation as a result of a variety of factors including but not limited to those risks and uncertainties relating to difficulties or delays in development, testing, regulatory approval, production and marketing of the Company’s product candidate and those risks and uncertainties associated with the protection of the Company’s intellectual property rights. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors.  This document is not intended to be and is not an advertisement for any securities of the Company. For a more complete discussion of the risk factors affecting our business, please refer to our Annual Report on Form 20-F filed on March 9, 2017, with the United States Securities and Exchange Commission which is available on its website at http://www.sec.gov. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. We undertake no obligation to update, amend or clarify such statements to reflect new information or events or circumstances occurring after the date of this presentation or to reflect the occurrence of unanticipated events. This information does not provide an analysis of the Company's financial position and is not a solicitation to purchase or sell securities of the Company. You should independently investigate and fully understand all risks before investing in the Company.   2

 Our Mission  3    Provide A New Vision for Colorectal Cancer Prevention  That improves the patient experience and maximizes the number screened

 C-Scan® system designed to meet CRC screening needs of average-risk populationIngestible capsule-based system eliminates screening barriers, such as bowel preparationInnovative X-ray technology provides “new vision”  AboutCheck-Cap   4  CRCPrevention (pre-cancerous polyp detection)  Patient comfort & convenience  Colonoscopy & CT Colonography  Biomarkers

 Colorectal Cancer a major public health problem  5  137k50k    Source: American Cancer Society World Health Organization J Natl Cancer Inst. 2011; 103:1-12 (Mariotto)    135k50k    471k228k    253k139k    113k48k    1.36m694k  Annual new cases world-wide -Annual deaths world-wide -  Second leading cause of cancer deaths in U.S. Treatment costs projected to be >$17B in 2020

 Colorectal Cancer highly preventable  6  Source: Gastro 1997;112:594-692 (Winawer) WEO Atlas, NCI         Small Adenomatous Polyp (< 1cm)  Colorectal Cancer  Pre-cancerous phase, readily detectable by structural examinations of the colon   Asymptomatic patient  Cancer patient   ~10 years

 Source: AGA Institute Guidelines for the Early Detection of Colorectal Cancer and Adenomatous Polyps American Cancer Society. Colorectal Cancer Facts & Figures 2017-2019. Atlanta: American Cancer Society; 2017     CRC screening testscancer prevention and cancer detection  7  Significant declines in colorectal cancer incidence and mortalityhave been attributed to screening  Examines entire colonHigh performanceFull bowel preparation, invasive, sedation    Visual Examinations  Stool/Serum Tests    Will miss most polypsNo bowel preparation, noninvasive, no sedation

 Screening in the U.S.a substantially underused strategy  8  Sources: American Cancer Society. Colorectal Cancer Facts & Figures 2017-2019. Atlanta: American Cancer Society; 2017 USPSTF, JAMA. 2016;315(23):2564-2575. doi:10.1001/jama.2016.5989   2000  2013  2015    2018        80%        58%        35%          goal  Screening rates  USPSTF recommendation recognizes that different screening tests may be more or less attractive based on their features  Ages ≥ 50         63%

 Removal of bowel prepmay increase screening rates  9  Insertion of endoscope  Laxative preparation  Fasting req.  FeelingEmbarrassed  Concern over pain  Other reasons              15%  32%  21%  13%  11%  8%  86% of respondents would be much or somewhat more likely to undergo screening if laxative prep were to be removed.  Source: Mayo Clinic Proc. 2007;82(6):666-671 (Beebe)

     C-Scan®System  C-Scan® Cap -Ingestible scanning capsule   1  C-Scan® Track - Biocompatible unit worn on patient's back for capsule control, tracking and data recording  2  C-Scan® View –application used to process and display structural information  3  Imaging Data + Positioning Data  Data upload    The Check-Cap System is not available for sale or clinical use in any jurisdiction.  10

   Ultra-low dose X-ray scanning capsule  11  Patented technology detects photons  XRF  CMT  from Compton Back-scattering  and X-Ray Fluorescence  As the capsule moves naturally, it scans the inner lining of the colon in a 360 degree arc, scanning only when in motion  Patients drink a small amount of contrast agent (~1 TBP) with each meal during C-Scan® Cap passage

 Patientscontinue their daily routine  12  As C-Scan® Cap travels naturally, it transmits scanning and location data to the C-Scan® Track, mapping the structures of the internal colon. The capsule is excreted naturally and the patient is notified.  Capsule route in colon  C-Scan® Track  Image for illustration only  2-3 days avg. capsule passage

 Physician reviewof clinical images  13  Image taken during colonoscopy of a 20-30mm polyp   Image for illustration only

 Clinical development  14  Clinical POC, preliminary safety & functionality  Safety – capsule swallow and passage  Radiation dosage of 0.06mSv (~one chest radiograph)  3D colon map and capsule track  Polyp identification validated by colonoscopy    Capsule Motility  Evaluation of natural movement of capsule  Safety – capsule swallow and passage  Normal motility  Dynamic sensing  Source: Gut. 2016 Mar;65(3):371-3 (Gluck)  Multi-Center, Clinical Feasibility  Germany/Israel; 75 patients, 2010   Israel; 100 patients, 2015-2016

   15  Case studypolyp in the sigmoid colon  Fillet-typeprocessing    Tube-type processing  Image taken during screening colonoscopy of a 20mm polyp on a large stem in the sigmoid colon  A section of the sigmoid colon where a polyp was located  A 3D map of the colon as captured by the system    A/P view

   16  Case studypolyp in the ascending colon  Fillet-typeprocessing    Tube-type processing  Image taken during colonoscopy of a 4mm sessile polyp on a haustra in the ascending colon  A section of the ascending colon where a polyp was located  A 3D map of the colon as captured by the system

 Developmentmilestones  17  * Capital and strategic partner dependent   Initiate clinical study for CE Marking - safety and clinical performance  CE Mark submission  U.S. Pilot Trial initiation  H216  H117  01/08  U.S. Pivotal Trial initiation - safety and effectiveness  EU Post Market Study initiation - clinical effectiveness and utility  Commercial launch EU*  H217  H118              Pre-Submission meeting with FDA      √    √

 Compelling market opportunity  18  $4B    annual U. S. market opportunity**  Source: * - population between ages 50-84 at average risk, U.S. Census Bureau, Pop. Division, 2014, company estimates ** - For patients screened once every 5 years at average Check-Cap System price of $600 J Clin Gastroenterol 2014 Jan;48(1):52-4 (Chatrath)   Potential U.S. screening population of 84M*  575MPopulation age +50 at average risk*

 Intellectual Property robust portfolio  19  Core patents granted in major jurisdictions  23 granted, 2 allowed, and 37 pending worldwide including the U.S. PTO, European Patent Organization, China, Japan, & India covering the core technology:  Intra-Lumen Polyp Detection – system and method for an ingestible capsule with an X-ray source not requiring laxative preparationMeasurement of distance between capsule and colon walla method not requiring laxative preparation

 Financial profile  20  Raised gross proceeds of $25.5 million in an IPO and simultaneous private placement in February 2015 and $6.0 million in a registered direct offering in August 2016.15.5 million shares outstanding as of March 7, 2017Trades on the NASDAQ: CHEKWarrants trade on the NASDAQ: CHEKW$11.6 million of cash, cash equivalents and short-term bank deposits as of December 31, 2016

 Management  21        Dr. Yoav KimchyFounder & CTO     Alex Ovadia COO   Dr. Walt Robb Steve Hanley Yuval Yanai Dr. Mary Jo Gorman XQ LinTomer Kariv Bill Densel     Bill Densel CEO    Lior Torem CFO   BOD

 A New Vision  For Colorectal Cancer Prevention